For the annual period ended February 28, 2006.
File number 811-09805
Strategic Partners Opportunity Funds


SUB-ITEM 77D
Policies With Respect to Security Investment


STRATEGIC PARTNERS OPPORTUNITY FUNDS

Dryden Strategic Value Fund
(formerly known as "Strategic Partners Focused Value Fund")

Supplement dated February 3, 2006
to the Prospectus June 28, 2005

This supplement amends the Fund's Prospectus dated June 28, 2005 and supersedes any contrary information that may be contained in the Fund's Prospectus as previously supplemented.

1. The table entitled "Annual Fund Operating Expenses" on page 8 is hereby supplemented by adding the following footnote to the line titled
 "Management Fees":

**Effective September 20, 2005, the Fund's shareholders approved an amendment to the Fund's management agreement that reduced the management fee paid by Fund shareholders whereby the management fee, as a percentage of average daily net assets, is as follows: 0.80% to $1 billion, and 0.75% on $1 billion and over. Had this reduced management fee rate been in effect during the Fund's fiscal year ended February 28, 2005, the management fee paid by the Fund would have been 0.80% of average annual net assets and net annual Fund operating expenses, as a percentage of average annual net assets of the respective share class, would have been 1.39% for Class A, 2.14% for Class B, 2.14% for Class C and 1.14% for Class Z.



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